February 23, 2010

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cabot Oil & Gas Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-10447

Dear Mr. Schwall:

With reference to the call on February 22, 2009 between the Staff of the Division of Corporation Finance of the Securities and Exchange Commission and our counsel, we confirm that, beginning with the preparation of our year-end 2010 reserves, we will not book reserves as proved undeveloped reserves that are located in areas with active coal mining operations in West Virginia where we do not have an agreement with the coal mining company with respect to drilling. In addition, we will remove any such PUDs previously booked with respect to which we are not reasonably certain to obtain such agreement with the coal mining company and develop within five years of the date first booked.

If you have any questions or require additional information, you may contact Henry C. Smyth at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/s/ Scott C. Schroeder
Scott C. Schroeder
Principal Financial Officer
Vice President and Chief Financial Officer

Cc:	Mr. James Murphy, United States Securities and Exchange Commission
Mr. Henry C. Smyth, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Chuck Chang, PricewaterhouseCoopers LLP